Exhibit
Jilin Chemical Industrial Company Limited
Announcement of the Resolutions Adopted
at the Extraordinary General Meeting
     On March 10, 2006, Jilin Chemical Industrial Company Limited (the “Company”) held an extraordinary general meeting (the “EGM”) at the Company’s headquarters at No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province. Two representatives by proxy attended the EGM, carrying 3,462,578,053 voting shares that represented 97.23% of the Company’s share capital.
     The EGM was called by the Board of Directors of the Company and chaired by Mr. Zhang Xingfu, Director and General Manager of the Company. A representative of the holders of the Company’s state-owned legal person shares and a representative by proxy of the holders of the Company’s H shares, as well as directors, supervisors and the Secretary to the Board of Directors attended the meeting, which was held pursuant to and in compliance with the relevant provisions of the Company Law of the People’s Republic of China and the Company’s Articles of Association. The following resolutions were each reviewed and adopted by the EGM after the voting by a showing of hands:
     Ordinary Resolution:
     1. Mr. Shen Diancheng was elected as director of the Company with a term from March 10, 2006 to April 19, 2007.
     An aggregate of 3,462,457,953 shares voted for the resolution, representing 99.997% of the voting shares held by the shareholders (or their representatives by proxy) attending the meeting. An aggregate of 120,100 shares voted against the resolution, representing 0.003% of the voting shares held by the shareholders (or their representatives by proxy) attending the meeting.
     Special Resolution
     2. The resolution for the Amendment of the Company’s Articles of Association was adopted.
     An aggregate of 3,462,457,953 shares voted for the resolution, representing 99.997% of the voting shares held by the shareholders (or their representatives by proxy) attending the meeting. An aggregate of 120,100 shares voted against the resolution, representing 0.003% of the voting shares held by the shareholders (or their representatives by proxy) attending the meeting.
The Board of Directors
Jilin Chemical Industrial Company Limited
March 10, 2006